

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Steven Rossi
Chief Executive Officer
Franchise Holdings International, Inc.
3120 Rutherford Road,
Suite 414
Vaughn, Ontario, Canada L4K 0B2

> **Re: Franchise Holdings International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 17, 2017**
> **File No. 000-27631**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   Please amend your filing in its entirety to clarify if your board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required, concluded on January 12, 2017, that the financial statements in the Filings (as that term is defined in your Item 4.02 Form 8-K filing) should no longer be relied upon. Also, disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed the matters disclosed in this filing with your independent accountants. Reference is made to Item 4.02(a)(3) of the Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure